

March 22, 2011

<u>Via Facsimile (011-61-8-9240-2406)</u>
Klaus Eckhof
Chief Executive Officer
Panex Resources Inc.
30 Ledgar Road
Balcatta, Western Australia 6021

>   **Re: Panex Resources Inc.**
>   **Registration Statement on Form S-1**
>   **Filed February 22, 2011**
>   **File No. 333-172375**
>   **Form 10-K for Fiscal Year Ended August 31, 2010**
>   **Filed December 14, 2010**
>   **Form 10-Q for Fiscal Quarter Ended November 30, 2010**
>   **Filed January 21, 2011**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed July 19, 2010**
>   **File No. 0-51707**

Dear Mr. Eckhof:

We have reviewed your registration statement and other public filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information and by amending your other public filings, providing the requested information or advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement, your other public filings and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that it has been more than nine months since you last amended your registration statement on Form SB-2 (File No. 333-143456), and that that there are unresolved comments from the Commission staff related to such filing. We refer to our letter dated June 29, 2007. Please advise us of your intentions with respect to such registration statement or, in the alternative, you should either:

- amend the registration statement to comply with the unresolved comments and the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act and the requirements of the form; or

- file a request for withdrawal.

      If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under Rule 479 of the Act.

2.   Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Similarly, where comments on a filing (including those relating to your outstanding registration statement, file number 333-143456) also relate to disclosure in another filing (including the current registration statement or your Form 10-K or other Exchange Act reports), please make parallel changes to all affected filings. In your response, please indicate to which of the below comments or those contained in our letter dated June 29, 2007 your revisions relate.

3.   If a numbered comment in this letter raises more than one question or lists various items, ensure that you fully respond to each question and item. Make sure that your letter of response indicates precisely (by page number) where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

Registration Statement on Form S-1

General

4.   It appears that you have not yet obtained an IRS Employer Identification Number. Please advise us when you intend to obtain such number.

5.   We note that you are registering your offering and the resale offering by selling shareholders and that the transactions will be conducted concurrently. Please advise how

you intend to conduct the transactions such that investors are able to distinguish between securities offered by you and securities offered by the shareholders.

6.   Your disclosure indicates that you are "seeking a viable business opportunity through acquisition, merger or other suitable business combination method" and that you do "not propose to restrict its search for business opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business." It appears from the disclosure in your public filings that you have previously entered into agreements to acquire interests or property but subsequently withdrew or otherwise terminated such agreements. For example, and without limitation, we note your agreement with Emco Corporation. We further note that you have a limited operating history, no customers, no revenues, and only cash assets. We also note that you are issuing a penny stock. In view of the foregoing, it appears that you are a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply.

Calculation of Registration Fee

7.   We note your reference to Rule 457(c) of Regulation C. Please provide us with your analysis as to how such rule applies to the shares being offered by the Company.

Prospectus Cover Page

8.   Please revise to indicate that your common stock is quoted on the Pink Sheets OTCQB and provide the last reported closing sale price.

9.   Please revise to state that the selling shareholders will sell their securities at a fixed price or price range until your securities are quoted on the OTCBB or listed on an exchange, and disclose that fixed price or price range.

10.   Please identify the officers and directors who will sell the shares on your behalf. Please describe how they will market the shares.

Prospectus Summary, page 5

11.   Please clarify what you mean by your disclosure that the summary is a "shortened version" of the more detailed information found elsewhere.

12.   Please expand to discuss your business plan, as disclosed on pages 21-22, of locating and negotiating with target businesses for merger, and that such target businesses are not restricted to any particular geographic area or industry.

13.   We note that your predecessor entity was subject to a cease trade order by the British Columbia Securities Commission. Please disclose the reasons for the order and discuss whether the order continues to be in effect.

14.   Please provide a brief description of the reasons for your recent name change. In this regard, we note your disclosure in your Schedule 14A filed on July 19, 2010. Please describe what impact, if any, the name change has had on your operation since the change.

15.   We note your disclosure at page 25 that you are a "shell company." Please state this fact in this section and provide any related risk factor disclosure.

The Offering, page 6

16.   Please revise to clarify the following:

- The disclosure under the "Offering Period" appears to indicate that the offering period for the shares being offered by both the company and the selling stockholders will terminate 180 days following effectiveness. The disclosure on the prospectus cover page appears to indicate that only the offering by the company will terminate 180 days following effectiveness.

- Please revise the statement "Net proceeds to Panex (assuming that all shares are sold)" to indicate that you will receive up to a maximum of $2,454,000 if all shares to be offered by the company are sold.

Risk Factors, page 7

General

17.   Eliminate text which mitigates the risks you present, including some of the clauses that precede or follow "although," "while" or "however." Similarly, state the risks plainly and directly, eliminating "no assurance" and "cannot assure" type language.

18.   Please discuss in a risk factor the limited amount of time that your officers and directors dedicate to your operations and the potential conflicts of risk resulting from your officers' and directors' association with other mining companies.

Panex may not be able to attract and retain qualified personnel…, page 10

19.   Please reconcile the disclosure under this risk factor with your disclosure at page 24 that you do not have any employees (presumably other than your executive officers) and at page 55 that you do not have any significant employees.

20.   In addition, please revise to state the risk relating to the number of employees you currently have (which, for the avoidance of doubt, include your executive officers) and the sufficiency of such a small number of employees as it relates to your ability to implement your plan of operation.

Use of Proceeds, page 12

21.   We note that you intend to use a portion of the proceeds to repay debt. Please disclose the interest rate and maturity of the debt and discuss how you used the proceeds of the debt. See Instruction 4 to Item 504 of Regulation S-K.

22.   It is insufficient to merely indicate that a majority of the proceeds from the offering will be used for "working capital." Revise to discuss the specific activities you intend to conduct with your proceeds. For example, at each percentage financing scenario represented in the table on page 12, disclose the specific activities you will engage in "to assess and evaluate possible new mineral project opportunities and…to fund the exploration on such projects," and disclose the amount of proceeds you will use for each of these activities. As another example, quantify the amounts that you will set aside for the acquisition of target businesses, in furtherance of your business plan.

Dilution, page 13

23.   We note that you have provided tabular disclosure showing the difference between the average price paid by present stockholders and the price to be paid by subscribers to this offering. Please note that this disclosure should only show the difference between what prospective investors will pay for shares of your stock and your net tangible book value immediately after these shares have been purchased. Please tell us why the disclosure showing the differences between amounts paid to acquire shares of your common stock is appropriate or remove it from your filing. Refer to Item 506 of Regulation S-K.

Selling Stockholders, page 14

24.   Please revise your disclosure to include the name of the natural persons who have or share voting or investment power over the shares held by "PG & SM Lloyd [The Lloyd Superannuation Fund Account]".

25.   We note your disclosure at page 15 that all of the selling shareholders obtained their shares in "a non-public offering." Please disclose when each of the selling shareholders obtained their shares.

Plan of Distribution, page 15

26.   Please revise to correct any references to the National Association of Securities Dealers, Inc., which is now the Financial Industry Regulatory Authority (or FINRA).

27.   We note that the selling stockholders may engage in short sales of your common stock. Tell us whether the selling shareholders have any open short positions. Please supplementally confirm that you and the selling shareholders are aware of *Compliance and Disclosure Interpretations: Securities Act Section*, Section 239.10 at *http://sec.gov/divisions/corpfin/guidance/sasinterp.htm*.

Description of Business, page 20

Plan of Operation, page 22

28.   Please expand your disclosure to describe in necessary detail the "interesting projects" referenced in the first paragraph under this subsection.

Accounting and Audit Plan, page 23

29.   Please identify the outside consultant. In addition, please revise to state whether any agreement with the outside consultant will be memorialized in writing and, if so, please file to the extent available a form of such agreement as an exhibit with your next amendment.

Description of Property, page 24

30.   Please revise to identify the "entity related to the president and director of Panex and chairman of Panex" and such president and director and chairman. In addition, please revise to state whether the arrangement was memorialized in writing and, if so, please file such agreement as an exhibit with your next amendment.

Directors, Executive Officers, Promoters and Control Persons, page 54

Biographical Information, page 54

31.   Please revise to quantify the amount of time each of your officers will provide to the Company.

Audit Committee Financial Expert, page 55

32.   Please reconcile your disclosure here with your disclosure at page 18 of your Form 10-K for the fiscal year ended August 31, 2010, which suggests Susmit Shah is also your director.

Security Ownership of Certain Beneficial Owners and Management, page 57

33.   Your disclosure appears to be inconsistent with that contained in your Form 10-K for the fiscal year ended August 31, 2010 and your Definitive Proxy Statement on Schedule 14A filed July 19, 2010. For example, and without limitation, you indicate that Orca Trading GmbH held 8.95% of your shares in your Proxy Statement but not in your Form 10-K even though in both filings you purported to have 67,046,785 shares outstanding. As another example, we note that percentage of shares held by Lars Pearl is not consistent between your three filings. Please revise your disclosure to reconcile these apparent inconsistencies or advise us as to why you do not need to.

Exhibits, page 62

34.   We note your disclosure at page 19 that your authorized capital stock was increased in August 2010. Please file the related amendment to your articles of incorporation.

35.   Please provide the basis for not filing a form of subscription agreement referenced at page 16.

Undertakings, page 63

36.   Please provide the undertaking set forth in Item 512(i) of Regulation S-K.

Exhibit 5.1

37.   Please obtain and file a new opinion of counsel that clearly opines as to all the shares covered by your registration statement.

Form 10-K for Fiscal Quarter Ended August 31, 2010 and Form 10-Q for Fiscal Quarter Ended November 30, 2010

Exhibit 31.1

38.   We notice that you filed certifications from both your chief executive officer and chief financial officer under Exhibit 31.1. In future filings, please file such certifications under Exhibits 31.1 and 31.2, respectively.

Form 10-Q for Fiscal Quarter Ended November 30, 2010

Exhibit 31.1

39.   We note that reference is made to "the small business issuer" throughout the Section 302 certification signed by your Chief Financial Officer. Please confirm that you will make reference to "the registrant" in Section 302 certifications filed with future Exchange Act filings. Refer to Item 601(31) of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include, as the case may be, the information the Securities Act of 1933 and all applicable Securities Act rules require or the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in responding to our comments or in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andri Boerman at (202) 551-3645 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile (509) 747-1770
        Conrad C. Lysiak, Esq.